FORM 6 - K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

As of March 22, 2019

TENARIS, S.A.

(Translation of Registrant's name into English)

TENARIS, S.A.

29, Avenue de la Porte-Neuve 3rd floor

L-2227 Luxembourg

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or 40-F.

Form 20-F    Ö       Form 40-F ____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12G3-2(b) under the Securities Exchange Act of 1934.

Yes ____    No    Ö

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-__.

The attached material is being furnished to the Securities and Exchange Commission pursuant to Rule 13a-16 and Form 6-K under the Securities Exchange Act of 1934, as amended. This report contains Tenaris’s Press Release announcing Tenaris to Acquire IPSCO Tubulars from TMK

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 22, 2019.

Tenaris, S.A.

By: /s/ Cecilia Bilesio

Cecilia Bilesio

Corporate Secretary

Giovanni Sardagna

Tenaris

1-888-300-5432

www.tenaris.com

Tenaris to Acquire IPSCO Tubulars from TMK

Luxembourg, March 22, 2019 – Tenaris S.A. (NYSE, Buenos Aires and Mexico: TS and MTA Italy: TEN) announced today that it has entered into a definitive agreement to acquire from PAO TMK, a Russian company and manufacturer of steel pipe, 100% of the shares of its wholly owned U.S. subsidiary IPSCO Tubulars, Inc., for US$1,209 million, on a cash-free, debt-free basis, which includes US$270 million of working capital.

The transaction is subject to regulatory approvals, including approval by the U.S. antitrust authorities, and other customary conditions.

IPSCO Tubulars is a U.S. domestic producer of seamless and welded OCTG and line pipe products, with an annual production capacity of 450,000 metric tons of steel bars, 400,000 metric tons of seamless pipe and 1,000,000 metric tons of welded pipe, and production facilities spread throughout the country.

The acquisition would enhance Tenaris’s position and local manufacturing presence in the U.S. market, extending its product offering and expanding its service footprint. It would add a first U.S. steel bar production facility at Koppel, PA, complement its seamless production in Bay City, TX with a second facility in Ambridge, PA, and bring additional welded, heat treatment and finishing facilities to better serve customers throughout the country.

Paolo Rocca, Chairman and CEO of Tenaris, commented: “Over the past 15 years, we have been expanding our manufacturing presence and positioning in the U.S. market. This acquisition would mark a further step in our journey as a domestic producer and supplier to the U.S. oil and gas industry.”

Some of the statements contained in this press release are "forward-looking statements". Forward-looking statements are based on management's current views and assumptions and involve known and unknown risks that could cause actual results, performance or events to differ materially from those expressed or implied by those statements.

Tenaris is a leading global supplier of steel tubes and related services for the world’s energy industry and certain other industrial applications.